Financial Data Supplement 4Q2015 28 January 2016 Front page Exhibit 99.4

Agenda Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2015. 4Q2015 Financial Data Supplement

Financial summary

	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Key financial information														
Fully loaded CRR/CRD4 Leverage Ratio in %[1]	2.4 %	2.5 %	3.4 %	3.3 %	3.5 %	3.5 %	3.4 %	3.6 %	3.6 %	3.5 %	3.5 %	0.0 ppt	(0.1)ppt	0.0 ppt
CRR/CRD4 leverage exposure, in EUR bn.[1]	1,445	1,423	1,447	1,478	1,445	1,445	1,549	1,461	1,420	1,395	1,395	(3)%	(2)%	(3)%
Common Equity Tier 1 capital ratio[2,3,4]	12.8 %	9.5 %	11.5 %	11.5 %	11.7 %	11.7 %	11.1 %	11.4 %	11.5 %	11.1 %	11.1 %	(0.6)ppt	(0.4)ppt	(0.6)ppt
Risk-weighted assets, in EUR bn.[3,4]	300	373	399	402	394	394	431	416	408	397	397	1 %	(3)%	1 %
Pre-tax return on average shareholders' equity[2]	2.6 %	12.0 %	6.3 %	1.6 %	1.5 %	5.0 %	8.2 %	6.7 %	(35.3) %	(16.8) %	(8.9) %	(18.3)ppt	18.4 ppt	(13.9)ppt
Pre-tax return on average active equity[2,5]	2.6 %	12.2 %	6.4 %	1.6 %	1.5 %	5.1 %	8.4 %	6.8 %	(35.6) %	(16.9) %	(9.0) %	(18.4)ppt	18.7 ppt	(14.1)ppt
Post-tax return on average shareholders' equity[2]	1.2 %	7.8 %	1.6 %	(0.6) %	2.6 %	2.7 %	3.1 %	4.4 %	(34.8) %	(13.2) %	(9.8) %	(15.8)ppt	21.6 ppt	(12.5)ppt
Post-tax return on average active equity[2,5]	1.2 %	8.0 %	1.6 %	(0.6) %	2.6 %	2.7 %	3.1 %	4.5 %	(35.2) %	(13.2) %	(9.9) %	(15.9)ppt	21.9 ppt	(12.7)ppt
Post-tax return on average tangible shareholders' equity[2,5]	1.6 %	10.5 %	2.1 %	(0.7) %	3.3 %	3.5 %	3.9 %	5.7 %	(43.9) %	(15.7) %	(12.3) %	(19.0)ppt	28.3 ppt	(15.8)ppt
Cost/income ratio[2]	89.0 %	77.0 %	85.2 %	93.2 %	92.1 %	86.7 %	83.6 %	85.0 %	180.4 %	135.0 %	115.3 %	42.9 ppt	(45.4)ppt	28.6 ppt
Compensation ratio[2]	38.6 %	39.9 %	38.0 %	40.6 %	38.1 %	39.2 %	33.1 %	37.6 %	45.1 %	46.7 %	39.7 %	8.7 ppt	1.6 ppt	0.5 ppt
Noncompensation ratio[2]	50.3 %	37.1 %	47.1 %	52.6 %	54.0 %	47.5 %	50.6 %	47.4 %	135.3 %	88.3 %	75.7 %	34.3 ppt	(47.0)ppt	28.2 ppt
Total net revenues, in EUR m.	31,915	8,392	7,860	7,864	7,832	31,949	10,376	9,177	7,330	6,642	33,525	(15)%	(9)%	5 %
Provision for credit losses, in EUR m.	2,065	246	250	269	369	1,134	218	151	207	380	956	3 %	83 %	(16)%
Total noninterest expenses, in EUR m.	28,394	6,466	6,693	7,328	7,211	27,699	8,678	7,798	13,224	8,967	38,667	24 %	(32)%	40 %
Income (loss) before income taxes, in EUR m.	1,457	1,680	917	266	253	3,116	1,479	1,228	(6,101)	(2,704)	(6,097)	N/M	(56)%	N/M
Net income (loss), in EUR m.	681	1,103	238	(92)	441	1,691	559	818	(6,024)	(2,125)	(6,772)	N/M	(65)%	N/M
Total assets, in EUR bn.[3]	1,611	1,637	1,665	1,709	1,709	1,709	1,955	1,694	1,719	1,626	1,626	(5)%	(5)%	(5)%
Shareholders' equity, in EUR bn.[3]	55	56	65	66	68	68	73	71	64	63	63	(8)%	(2)%	(8)%
Basic earnings per share	€ 0.64	€ 1.01	€ 0.21	€ (0.07)	€ 0.32	€ 1.34	€ 0.39	€ 0.41	€ (4.35)	€ (1.53)	€ (5.06)	N/M	(65)%	N/M
Diluted earnings per share[6]	€ 0.62	€ 0.98	€ 0.21	€ (0.07)	€ 0.31	€ 1.31	€ 0.38	€ 0.40	€ (4.35)	€ (1.53)	€ (5.06)	N/M	(65)%	N/M
Book value per basic share outstanding[2]	€ 50.80	€ 51.81	€ 46.62	€ 47.98	€ 49.32	€ 49.32	€ 52.67	€ 50.64	€ 46.16	€ 45.16	€ 45.16	(8)%	(2)%	(8)%
Tangible book value per basic share outstanding[2]	€ 37.87	€ 38.85	€ 36.45	€ 37.37	€ 38.53	€ 38.53	€ 41.26	€ 39.42	€ 38.99	€ 37.90	€ 37.90	(2)%	(3)%	(2)%
Other Information														
Branches[3]	2,907	2,853	2,840	2,833	2,814	2,814	2,807	2,796	2,792	2,790	2,790	(1)%	0 %	(1)%
thereof: in Germany	1,924	1,873	1,862	1,863	1,845	1,845	1,842	1,833	1,829	1,827	1,827	(1)%	0 %	(1)%
Employees (full-time equivalent)[3]	98,254	97,184	96,733	97,762	98,138	98,138	98,615	98,647	100,407	101,104	101,104	3 %	1 %	3 %
thereof: in Germany	46,377	45,477	45,442	45,614	45,392	45,392	45,803	45,807	45,921	45,757	45,757	1 %	0 %	1 %
Share price at period end[7]	€ 33.07	€ 30.97	€ 25.70	€ 24.99	€ 24.99	€ 24.99	€ 32.36	€ 26.95	€ 24.07	€ 22.53	€ 22.53	(10)%	(6)%	(10)%
Share price high[7]	€ 36.94	€ 38.15	€ 32.05	€ 28.02	€ 28.02	€ 38.15	€ 32.90	€ 33.42	€ 32.31	€ 27.98	€ 33.42	0 %	(13)%	(12)%
Share price low[7]	€ 28.05	€ 29.33	€ 25.47	€ 24.17	€ 22.66	€ 22.66	€ 23.48	€ 26.60	€ 22.95	€ 20.69	€ 20.69	(9)%	(10)%	(9)%
Long-term rating:[3]														
Moody's Investors Service	A2	A2	A2	A3	A3	A3	A3	A3	A3	A3	A3			
Standard & Poor's	A	A	A	A	A	A	A	BBB+	BBB+	BBB+	BBB+			
Fitch Ratings	A+	A+	A+	A+	A+	A+	A+	A	A	A-	A-			
DBRS Ratings[8]	-	-	-	-	-	-	A (high)	A (high)	A	A	A			

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 2

Consolidated Statement of Income

(In EUR m.)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Interest and similar income	25,601	6,246	6,362	5,909	6,484	25,001	6,457	6,936	6,661	5,958	26,012	(8)%	(11)%	4 %
Interest expense	10,767	2,871	2,696	2,496	2,666	10,729	2,247	2,815	2,968	2,101	10,130	(21)%	(29)%	(6)%
Net interest income	14,834	3,375	3,666	3,413	3,818	14,272	4,210	4,122	3,693	3,857	15,881	1 %	4 %	11 %
Provision for credit losses	2,065	246	250	269	369	1,134	218	151	207	380	956	3 %	83 %	(16)%
Net interest income after provision for credit losses	**12,769**	**3,129**	**3,417**	**3,144**	**3,449**	**13,138**	**3,992**	**3,971**	**3,486**	**3,477**	**14,925**	**1 %**	**0 %**	**14 %**
Commissions and fee income	12,308	3,038	3,070	3,132	3,169	12,409	3,263 [9]	3,464	3,108	2,930	12,765	(8)%	(6)%	3 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,817	1,616	1,253	830	599	4,299	2,146 [9]	1,433	700	(437)	3,842	N/M	N/M	(11)%
Net gains (losses) on financial assets available for sale	394	73	24	82	63	242	185	52	59	(93)	203	N/M	N/M	(16)%
Net income (loss) from equity method investments	369	154	173	166	126	619	201	220	(542)	286	164	126 %	N/M	(73)%
Other income (loss)	193	136	(326)	241	57	108	370	(114)	312	101	669	77 %	(68)%	N/M
Total noninterest income	**17,082**	**5,018**	**4,194**	**4,451**	**4,015**	**17,677**	**6,166**	**5,056**	**3,637**	**2,785**	**17,644**	**(31)%**	**(23)%**	**0 %**
Compensation and benefits	12,329	3,349	2,991	3,190	2,982	12,512	3,433	3,447	3,309	3,104	13,293	4 %	(6)%	6 %
General and administrative expenses	15,126	3,010	3,566	4,049	4,030	14,654	5,069	4,335	4,171	5,056	18,632	25 %	21 %	27 %
Policyholder benefits and claims	460	52	80	77	80	289	153	10	(29)	122	256	53 %	N/M	(11)%
Impairment of goodwill and other intangible assets	79	0	0	0	111	111	0	0	5,770	6	5,776	(95)%	(100)%	N/M
Restructuring activities	399	56	57	13	7	133	23	6	2	678	710	N/M	N/M	N/M
Total noninterest expenses	**28,394**	**6,466**	**6,693**	**7,328**	**7,211**	**27,699**	**8,678**	**7,798**	**13,224**	**8,967**	**38,667**	**24 %**	**(32)%**	**40 %**
Income (loss) before income taxes	**1,457**	**1,680**	**917**	**266**	**253**	**3,116**	**1,479**	**1,228**	**(6,101)**	**(2,704)**	**(6,097)**	**N/M**	**(56)%**	**N/M**
Income tax expense (benefit)	775	577	679	358	(189)	1,425	920	410	(77)	(579)	675	N/M	N/M	(53)%
Net income (loss)	**681**	**1,103**	**238**	**(92)**	**441**	**1,691**	**559**	**818**	**(6,024)**	**(2,125)**	**(6,772)**	**N/M**	**(65)%**	**N/M**
Net income attributable to noncontrolling interests	15	20	1	3	4	28	16	22	(12)	(5)	21	N/M	(60)%	(23)%
Net income attributable to Deutsche Bank shareholders and additional equity components	666	1,083	237	(94)	438	1,663	544	796	(6,013)	(2,120)	(6,794)	N/M	(65)%	N/M
Memo:														
Basic shares outstanding (average), in m.	1,045.4	1,073.3	1,121.0	1,381.6	1,385.1	1,241.9	1,384.7	1,396.7	1,383.3	1,386.8	1,387.9	0 %	0 %	12 %
Diluted shares outstanding (average), in m.	1,073.2	1,104.3	1,149.0	1,381.6	1,410.7	1,269.5	1,417.4	1,420.6	1,383.3	1,386.8	1,387.9	(2)%	0 %	9 %
Cost/income ratio [2]	89.0 %	77.0 %	85.2 %	93.2 %	92.1 %	86.7 %	83.6 %	85.0 %	180.4 %	135.0 %	115.3 %	42.9 ppt	(45.4)ppt	28.6 ppt
Compensation ratio [2]	38.6 %	39.9 %	38.0 %	40.6 %	38.1 %	39.2 %	33.1 %	37.6 %	45.1 %	46.7 %	39.7 %	8.7 ppt	1.6 ppt	0.5 ppt
Noncompensation ratio [2]	50.3 %	37.1 %	47.1 %	52.6 %	54.0 %	47.5 %	50.6 %	47.4 %	135.3 %	88.3 %	75.7 %	34.3 ppt	(47.0)ppt	28.2 ppt

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 3

Net revenues - Segment view[10]

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Corporate Banking & Securities:														
Origination (equity)	732	160	265	175	161	761	206	253	77	122	658	(25)%	57 %	(14)%
Origination (debt)	1,557	357	415	360	390	1,522	431	456	378	184	1,449	(53)%	(51)%	(5)%
Origination	2,290	517	680	535	551	2,283	637	709	455	306	2,107	(45)%	(33)%	(8)%
Sales & Trading (equity)	2,719	767	698	726	725	2,917	1,009	975	587	520	3,091	(28)%	(11)%	6 %
Sales & Trading (debt and other products)	6,709	2,406	1,804	1,411	1,125	6,747	2,617	2,113	1,714	947	7,391	(16)%	(45)%	10 %
Sales & Trading	9,429	3,173	2,502	2,138	1,851	9,664	3,626	3,088	2,301	1,467	10,482	(21)%	(36)%	8 %
Advisory	478	106	130	155	187	578	145	145	181	116	586	(38)%	(36)%	1 %
Loan products	1,222	252	253	338	345	1,189	274	283	253	284	1,094	(18)%	12 %	(8)%
Other products	(18)	(7)	(57)	(47)	26	(84)	(28)	89	(17)	(93)	(50)	N/M	N/M	(41)%
Total Corporate Banking & Securities	13,400	4,041	3,509	3,119	2,961	13,629	4,654	4,313	3,172	2,079	14,219	(30)%	(34)%	4 %
Private & Business Clients:														
Credit Products	3,345	845	858	866	853	3,423	930	914	946	926	3,715	8 %	(2)%	9 %
Deposits	3,009	757	749	742	728	2,975	694	685	665	652	2,696	(10)%	(2)%	(9)%
Payments, Cards & Accounts	1,017	247	246	249	240	982	235	239	244	234	952	(2)%	(4)%	(3)%
Investment & Insurance Products	1,220	348	308	306	343	1,305	406	355	332	299	1,392	(13)%	(10)%	7 %
Postal and supplementary Postbank Services	433	104	103	103	105	416	61	61	60	65	247	(38)%	9 %	(41)%
Other Revenues	371	146	88	109	120	463	144	105	(396)	57	(91)	(53)%	N/M	N/M
Total Private & Business Clients	9,395	2,449	2,353	2,375	2,389	9,565	2,470	2,358	1,851	2,232	8,911	(7)%	21 %	(7)%
Global Transaction Banking:														
Trade Finance & Cash Management Corporates	2,547	630	630	639	638	2,537	689	663	693	705	2,750	11 %	2 %	8 %
Institutional Cash & Securities Services	1,481	388	398	395	405	1,587	435	468	478	490	1,870	21 %	3 %	18 %
Other products	(2)	1	1	(2)	(4)	(5)	9	14	(6)	(20)	(4)	N/M	N/M	(20)%
Total Global Transaction Banking	4,025	1,019	1,029	1,032	1,039	4,119	1,133	1,144	1,164	1,175	4,616	13 %	1 %	12 %
Deutsche Asset & Wealth Management:														
Management fees and other recurring revenues	2,380	601	629	648	674	2,551	777	785	761	760	3,083	13 %	0 %	21 %
Performance and trans. fees and other non recurring revenues	924	183	159	250	235	826	185	225	160	207	777	(12)%	29 %	(6)%
Net interest revenue	560	148	151	144	164	607	192	191	178	184	745	12 %	3 %	23 %
Mark-to-market movements on policyholder positions in Abbey Life	494	49	80	80	82	291	176	1	(47)	127	258	56 %	N/M	(12)%
Other product revenues	360	84	115	145	87	429	49	213	146	138	546	59 %	(5)%	27 %
Total Deutsche Asset & Wealth Management	4,718	1,065	1,133	1,266	1,240	4,704	1,379	1,415	1,198	1,416	5,408	14 %	18 %	15 %
Non-Core Operations Unit	896	62	(53)	11	152	172	336	201	169	(304)	401	N/M	N/M	133 %
Consolidation & Adjustments	(519)	(242)	(111)	61	52	(240)	404	(254)	(224)	44	(30)	(15)%	N/M	(87)%
Net revenues	31,915	8,392	7,860	7,864	7,832	31,949	10,376	9,177	7,330	6,642	33,525	(15)%	(9)%	5 %

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 4

Corporate Banking & Securities

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Origination (equity)	732	160	265	175	161	761	206	253	77	122	658	(25)%	57 %	(14)%
Origination (debt)	1,557	357	415	360	390	1,522	431	456	378	184	1,449	(53)%	(51)%	(5)%
Origination	2,290	517	680	535	551	2,283	637	709	455	306	2,107	(45)%	(33)%	(8)%
Sales & Trading (equity)	2,719	767	698	726	725	2,917	1,009	975	587	520	3,091	(28)%	(11)%	6 %
Sales & Trading (debt and other products)	6,709	2,406	1,804	1,411	1,125	6,747	2,617	2,113	1,714	947	7,391	(16)%	(45)%	10 %
Sales & Trading	9,429	3,173	2,502	2,138	1,851	9,664	3,626	3,088	2,301	1,467	10,482	(21)%	(36)%	8 %
Advisory	478	106	130	155	187	578	145	145	181	116	586	(38)%	(36)%	1 %
Loan products	1,222	252	253	338	345	1,189	274	283	253	284	1,094	(18)%	12 %	(8)%
Other products	(18)	(7)	(57)	(47)	26	(84)	(28)	89	(17)	(93)	(50)	N/M	N/M	(41)%
Total net revenues	13,400	4,041	3,509	3,119	2,961	13,629	4,654	4,313	3,172	2,079	14,219	(30)%	(34)%	4 %
Provision for credit losses	189	16	44	33	9	103	37	57	56	115	265	N/M	105 %	158 %
Compensation and benefits	3,591	1,089	893	909	820	3,712	1,040	1,023	919	758	3,739	(8)%	(18)%	1 %
General and administrative expenses	6,583	1,432	1,706	1,850	1,781	6,769	2,896	2,004	2,766	2,266	9,932	27 %	(18)%	47 %
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0	2,168	0	2,168	N/M	N/M	N/M
Restructuring activities	130	44	37	6	26	112	22	7	1	93	124	N/M	N/M	11 %
Total noninterest expenses	10,303	2,565	2,635	2,765	2,627	10,593	3,958	3,034	5,854	3,117	15,963	19 %	(47)%	51 %
Noncontrolling interests	16	21	1	2	2	25	16	22	(13)	1	26	(68)%	N/M	1 %
Income (loss) before income taxes	2,891	1,439	829	319	323	2,909	644	1,200	(2,726)	(1,153)	(2,035)	N/M	(58)%	N/M
Resources														
Employees (front office full-time equivalent, at period end)	8,354	8,211	8,113	8,384	8,204	8,204	8,027	7,895	8,072	7,958	7,958	(3)%	(1)%	(3)%
Total employees (full-time equivalent, at period end)[11]	25,113	25,367	25,354	25,696	25,844	25,844	26,879	27,079	27,901	28,280	28,280	9 %	1 %	9 %
Assets (at period end, in EUR bn.)[12]	1,102	1,133	1,159	1,205	1,214	1,214	1,440	1,185	1,220	1,142	1,142	(6)%	(6)%	(6)%
Risk-weighted assets (at period end, in EUR bn.)[4]	115	165	186	184	176	176	214	202	201	195	195	11 %	(3)%	11 %
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[1]	826	807	821	842	831	831	919	843	802	807	807	(3)%	1 %	(3)%
Average active equity	20,161	20,937	23,733	28,588	28,979	25,445	30,595	32,511	31,054	29,520	30,948	2 %	(5)%	22 %
Efficiency Ratios[2]														
Cost/income ratio	76.9 %	63.5 %	75.1 %	88.6 %	88.7 %	77.7 %	85.0 %	70.3 %	184.6 %	149.9 %	112.3 %	61.2 ppt	(34.6)ppt	34.6 ppt
Pre-tax return on average active equity	14.3 %	27.5 %	14.0 %	4.5 %	4.5 %	11.4 %	8.4 %	14.8 %	(35.1) %	(15.6) %	(6.6) %	(20.1)ppt	19.5 ppt	(18.0)ppt
Post-tax return on average active equity	9.8 %	17.9 %	9.1 %	2.9 %	2.9 %	7.4 %	5.4 %	9.5 %	(22.7) %	(10.1) %	(4.2) %	(13.0)ppt	12.6 ppt	(11.7)ppt
Post-tax return on average tangible shareholders' equity	12.5 %	21.6 %	10.7 %	3.3 %	3.4 %	8.7 %	6.3 %	11.1 %	(26.6) %	(11.2) %	(4.9) %	(14.5)ppt	15.4 ppt	(13.6)ppt

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 5

Private & Business Clients

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Credit products	3,345	845	858	866	853	3,423	930	914	946	926	3,715	8 %	(2)%	9 %
Deposit products	3,009	757	749	742	728	2,975	694	685	665	652	2,696	(10)%	(2)%	(9)%
Payments, cards & account products	1,017	247	246	249	240	982	235	239	244	234	952	(2)%	(4)%	(3)%
Investment & insurance products	1,220	348	308	306	343	1,305	406	355	332	299	1,392	(13)%	(10)%	7 %
Postal and supplementary Postbank Services	433	104	103	103	105	416	61	61	60	65	247	(38)%	9 %	(41)%
Other products	371	146	88	109	120	463	144	105	(396)	57	(91)	(53)%	N/M	N/M
Total net revenues	**9,395**	**2,449**	**2,353**	**2,375**	**2,389**	**9,565**	**2,470**	**2,358**	**1,851**	**2,232**	**8,911**	**(7)%**	**21 %**	**(7)%**
Provision for credit losses	**719**	**140**	**145**	**150**	**187**	**622**	**135**	**100**	**116**	**150**	**501**	**(20)%**	**29 %**	**(20)%**
Memo: Impact of releases of certain Postbank allowances[13]	86	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Compensation and benefits	2,955	738	673	716	735	2,863	702	695	699	751	2,847	2 %	7 %	(1)%
General and administrative expenses	4,329	1,093	1,152	1,180	1,456	4,880	1,096	1,082	1,068	1,417	4,664	(3)%	33 %	(4)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	7	0	0	0	0	0	0	0	3,603	0	3,603	N/M	(100)%	N/M
Restructuring activities	22	3	3	1	2	9	1	(2)	(1)	589	587	N/M	N/M	N/M
Total noninterest expenses[1]	**7,312**	**1,834**	**1,828**	**1,897**	**2,194**	**7,753**	**1,799**	**1,775**	**5,369**	**2,757**	**11,700**	**26 %**	**(49)%**	**51 %**
Noncontrolling interests	**0**	**0**	**0**	**0**	**0**	**1**	**0**	**0**	**0**	**0**	**1**	**48 %**	**N/M**	**(17)%**
Income (loss) before income taxes	**1,363**	**474**	**379**	**328**	**8**	**1,189**	**536**	**483**	**(3,634)**	**(675)**	**(3,291)**	**N/M**	**(81)%**	**N/M**
Resources														
Employees (front office full-time equivalent, at period end)	37,885	38,223	38,217	38,401	38,064	38,064	38,351	38,279	38,096	37,799	37,799	(1)%	(1)%	(1)%
Total employees (full-time equivalent, at period end)[11]	46,781	47,104	47,165	47,891	47,613	47,613	48,911	48,782	49,231	49,196	49,196	3 %	0 %	3 %
Assets (at period end, in EUR bn.)12	265	261	262	261	258	258	259	261	255	257	257	0 %	1 %	0 %
Risk-weighted assets (at period end, in EUR bn.)[4]	73	80	80	80	80	80	77	79	79	80	80	1 %	1 %	1 %
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[5]	266	266	262	261	264	264	265	266	264	265	265	0 %	0 %	0 %
Average active equity	13,976	14,357	14,383	15,338	15,514	14,853	16,293	15,952	15,795	12,882	15,099	(17)%	(18)%	2 %
Invested Assets (at period end, in EUR bn.)	282	284	286	289	291	291	303	295	283	288	288	(1)%	2 %	(1)%
Net new money (in EUR bn.)	(15)	2	0	3	1	6	0	(2)	(2)	(1)	(4)	N/M	(45)%	N/M
Efficiency Ratios[2]														
Cost/income ratio	77.8 %	74.9 %	77.7 %	79.9 %	91.8 %	81.1 %	72.8 %	75.3 %	N/M	123.5 %	131.3 %	31.7 ppt	N/M	50.2 ppt
Pre-tax return on average active equity	9.8 %	13.2 %	10.5 %	8.6 %	0.2 %	8.0 %	13.2 %	12.1 %	(92.0) %	(21.0) %	(21.8) %	(21.2)ppt	71.1 ppt	(29.8)ppt
Post-tax return on average active equity	6.7 %	8.6 %	6.9 %	5.6 %	0.1 %	5.2 %	8.5 %	7.8 %	(59.5) %	(13.5) %	(14.1) %	(13.7)ppt	45.9 ppt	(19.3)ppt
Post-tax return on average tangible shareholders' equity	9.1 %	12.2 %	9.6 %	7.6 %	0.2 %	7.2 %	11.4 %	10.6 %	(80.9) %	(15.6) %	(18.2) %	(15.8)ppt	65.3 ppt	(25.4)ppt
Breakdown of PBC by business unit[14]														
Private & Commercial Banking[15]														
Total net revenues	3,685	1,026	923	932	963	3,845	954	919	1,027	894	3,794	(7)%	(13)%	(1)%
Provision for credit losses	128	20	19	20	20	79	14	15	8	16	53	(19)%	109 %	(33)%
Total noninterest expenses	3,234	804	809	871	1,036	3,520	816	768	1,395	1,536	4,514	48 %	10 %	28 %
Income (loss) before income taxes	**323**	**201**	**96**	**41**	**(93)**	**245**	**124**	**137**	**(376)**	**(659)**	**(774)**	**N/M**	**75 %**	**N/M**
Advisory Banking International														
Total net revenues	1,966	520	531	530	520	2,100	583	601	(94)	465	1,556	(10)%	N/M	(26)%
Provision for credit losses	248	66	63	57	85	272	60	57	44	69	229	(19)%	56 %	(16)%
Total noninterest expenses	1,181	349	322	313	266	1,250	317	320	493	375	1,505	41 %	(24)%	20 %
Income (loss) before income taxes	**538**	**105**	**146**	**160**	**168**	**579**	**206**	**224**	**(630)**	**22**	**(179)**	**(87)%**	**N/M**	**N/M**
Postbank[16]														
Total net revenues	3,744	903	898	913	906	3,620	933	838	918	874	3,562	(4)%	(5)%	(2)%
Provision for credit losses	343	54	64	73	81	271	60	29	64	65	218	(20)%	1 %	(20)%
Total noninterest expenses	2,898	681	697	713	891	2,982	666	687	3,481	847	5,682	(5)%	(76)%	90 %
Noncontrolling interests	0	0	0	0	0	1	0	0	0	0	1	79 %	123 %	(13)%
Income (loss) before income taxes	**502**	**168**	**137**	**127**	**(67)**	**365**	**206**	**122**	**(2,628)**	**(38)**	**(2,338)**	**(42)%**	**(99)%**	**N/M**

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 6

Global Transaction Banking

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Trade Finance & Cash Management Corporates	2,547	630	630	639	638	2,537	689	663	693	705	2,750	11 %	2 %	8 %
Institutional Cash & Securities Services	1,481	388	398	395	405	1,587	435	468	478	490	1,870	21 %	3 %	18 %
Other products	(2)	1	1	(2)	(4)	(5)	9	14	(6)	(20)	(4)	N/M	N/M	(20)%
Total net revenues	**4,025**	**1,019**	**1,029**	**1,032**	**1,039**	**4,119**	**1,133**	**1,144**	**1,164**	**1,175**	**4,616**	**13 %**	**1 %**	**12 %**
Provision for credit losses	**315**	**24**	**47**	**43**	**42**	**156**	**15**	**(12)**	**34**	**91**	**127**	**118 %**	**169 %**	**(18)%**
Compensation and benefits	614	160	155	159	160	634	175	177	169	159	679	(1)%	(6)%	7 %
General and administrative expenses	1,932	477	601	502	587	2,166	535	700	558	574	2,368	(2)%	3 %	9 %
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	57	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	54	2	6	(1)	3	10	0	(2)	2	4	3	44 %	146 %	(68)%
Total noninterest expenses	**2,657**	**639**	**762**	**660**	**750**	**2,811**	**710**	**875**	**728**	**737**	**3,050**	**(2)%**	**1 %**	**9 %**
Noncontrolling interests	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**N/M**	**N/M**	**N/M**
Income (loss) before income taxes	**1,053**	**356**	**220**	**329**	**247**	**1,152**	**408**	**282**	**402**	**347**	**1,439**	**40 %**	**(14)%**	**25 %**
Resources														
Employees (front office full-time equivalent, at period end)	4,095	4,083	4,035	4,131	4,146	4,146	4,123	4,109	4,187	4,290	4,290	3 %	2 %	3 %
Total employees (full-time equivalent, at period end)[11]	11,501	11,468	11,190	11,064	11,283	11,283	10,490	10,537	10,585	10,791	10,791	(4)%	2 %	(4)%
Assets (at period end, in EUR bn.)[12]	97	108	111	110	106	106	117	114	110	100	100	(6)%	(9)%	(6)%
Risk-weighted assets (at period end, in EUR bn.)[4]	37	42	42	43	43	43	52	52	54	52	52	20 %	(4)%	20 %
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[1]	173	185	200	209	172	172	192	188	214	197	197	15 %	(8)%	15 %
Average active equity	5,136	5,327	5,597	6,525	6,725	6,033	7,159	7,673	7,633	7,752	7,607	15 %	2 %	26 %
Efficiency Ratios [2]														
Cost/income ratio	66.0 %	62.7 %	74.1 %	64.0 %	72.2 %	68.2 %	62.7 %	76.5 %	62.6 %	62.7 %	66.1 %	(9.4)ppt	0.2 ppt	(2.2)ppt
Pre-tax return on average active equity	20.5 %	26.7 %	15.7 %	20.2 %	14.7 %	19.1 %	22.8 %	14.7 %	21.1 %	17.9 %	18.9 %	3.2 ppt	(3.2)ppt	(0.2)ppt
Post-tax return on average active equity	14.0 %	17.4 %	10.2 %	13.1 %	9.6 %	12.4 %	14.7 %	9.5 %	13.6 %	11.6 %	12.2 %	2.0 ppt	(2.1)ppt	(0.2)ppt
Post-tax return on average tangible shareholders' equity	16.5 %	20.8 %	12.1 %	15.1 %	11.1 %	14.5 %	17.1 %	11.0 %	15.9 %	13.4 %	14.2 %	2.3 ppt	(2.5)ppt	(0.4)ppt

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 7

Deutsche Asset & Wealth Management

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Management fees and other recurring revenues	2,380	601	629	648	674	2,551	777	785	761	760	3,083	13 %	0 %	21 %
Performance and trans. fees and other non recurring revenues	924	183	159	250	235	826	185	225	160	207	777	(12)%	29 %	(6)%
Net interest revenues	560	148	151	144	164	607	192	191	178	184	745	12 %	3 %	23 %
Mark-to-market movements on policyholder positions in Abbey Life	494	49	80	80	82	291	176	1	(47)	127	258	56 %	N/M	(12)%
Other product revenues	360	84	115	145	87	429	49	213	146	138	546	59 %	(5)%	27 %
Total net revenues	**4,718**	**1,065**	**1,133**	**1,266**	**1,240**	**4,704**	**1,379**	**1,415**	**1,198**	**1,416**	**5,408**	**14 %**	**18 %**	**15 %**
Provision for credit losses	**23**	**(1)**	**(6)**	**1**	**0**	**(7)**	**4**	**1**	**0**	**4**	**9**	**N/M**	**N/M**	**N/M**
Compensation and benefits	1,291	343	335	375	346	1,398	411	406	426	362	1,605	4 %	(15)%	15 %
General and administrative expenses	1,997	501	511	519	558	2,090	520	577	538	651	2,286	17 %	21 %	9 %
Policyholder benefits and claims	460	52	80	77	80	289	153	10	(29)	122	256	53 %	N/M	(11)%
Impairment of goodwill and other intangible assets	14	0	0	0	(83)	(83)	0	0	0	6	6	N/M	N/M	N/M
Restructuring activities	170	4	10	6	(23)	(3)	0	0	0	(4)	(4)	(84)%	N/M	13 %
Total noninterest expenses	**3,932**	**899**	**936**	**977**	**878**	**3,691**	**1,084**	**993**	**935**	**1,137**	**4,149**	**30 %**	**22 %**	**12 %**
Noncontrolling interests	**1**	**0**	**0**	**0**	**4**	**4**	**0**	**0**	**0**	**0**	**0**	**N/M**	**N/M**	**N/M**
Income (loss) before income taxes	**762**	**167**	**204**	**287**	**358**	**1,016**	**291**	**422**	**263**	**274**	**1,250**	**(23)%**	**4 %**	**23 %**
Resources														
Employees (front office full-time equivalent, at period end)	6,136	6,009	5,934	5,945	5,997	5,997	5,923	5,893	6,088	6,154	6,154	3 %	1 %	3 %
Total employees (full-time equivalent, at period end)[11]	11,464	11,513	11,334	11,434	11,635	11,635	10,793	10,730	11,141	11,299	11,299	(3)%	1 %	(3)%
Assets (at period end, in EUR bn.)[12]	73	73	75	78	81	81	90	91	91	89	89	10 %	(2)%	10 %
Risk-weighted assets (at period end, in EUR bn.)[4]	13	14	15	16	17	17	22	21	20	24	24	43 %	20 %	43 %
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[1]	71	72	74	80	62	62	69	72	76	78	78	25 %	3 %	25 %
Average active equity	5,864	6,181	6,263	6,716	6,951	6,532	7,509	8,151	8,095	8,256	8,023	19 %	2 %	23 %
Gross Margin (in bps)[17]	47.2	43.5	44.7	48.2	45.1	45.4	42.7	49.3	44.6	45.5	45.5	0.4 bps	0.9 bps	0.1 bps
Net Margin (in bps)[18]	8.5	7.1	8.6	11.7	14.0	10.5	10.4	14.7	9.4	9.7	11.1	(4.3)bps	0.3 bps	0.6 bps
Invested assets (at period end, in EUR bn.)	923	934	955	1,006	1,039	1,039	1,159	1,135	1,089	1,118	1,118	8 %	3 %	8 %
Net new money (in EUR bn.)	(13)	3	11	17	10	40	17	15	1	(4)	29	N/M	N/M	(28)%
Efficiency Ratios[2]														
Cost/income ratio	83.3 %	84.5 %	82.6 %	77.2 %	70.8 %	78.5 %	78.6 %	70.1 %	78.1 %	80.3 %	76.7 %	9.5 ppt	2.2 ppt	(1.7)ppt
Pre-tax return on average active equity	13.0 %	10.8 %	13.0 %	17.1 %	20.6 %	15.6 %	15.5 %	20.7 %	13.0 %	13.3 %	15.6 %	(7.3)ppt	0.3 ppt	0.0 ppt
Post-tax return on average active equity	8.9 %	7.0 %	8.5 %	11.1 %	13.4 %	10.1 %	10.0 %	13.4 %	8.4 %	8.6 %	10.1 %	(4.8)ppt	0.2 ppt	0.0 ppt
Post-tax return on average tangible shareholders' equity	43.1 %	27.3 %	31.6 %	36.4 %	44.1 %	35.6 %	32.0 %	40.2 %	25.6 %	25.2 %	30.3 %	(18.9)ppt	(0.4)ppt	(5.3)ppt

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 8

Non-Core Operations Unit

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Total net revenues	896	62	(53)	11	152	172	336	201	169	(304)	401	N/M	N/M	133 %
Provision for credit losses	818	67	19	42	131	259	28	5	2	19	54	(86)%	N/M	(79)%
Compensation and benefits	234	46	20	22	19	107	32	21	18	22	94	14 %	19 %	(12)%
General and administrative expenses	3,299	490	497	1,003	518	2,508	658	1,081	426	822	2,986	59 %	93 %	19 %
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	194	194	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	25	2	1	1	0	4	0	3	0	(4)	(1)	N/M	N/M	N/M
Total noninterest expenses	3,558	538	518	1,026	731	2,813	690	1,104	444	840	3,079	15 %	89 %	9 %
Noncontrolling interests	(3)	(1)	0	0	(2)	(2)	0	0	1	0	1	(81)%	N/M	N/M
Income (loss) before income taxes	(3,478)	(543)	(590)	(1,058)	(709)	(2,899)	(381)	(909)	(278)	(1,163)	(2,732)	64 %	N/M	(6)%
Resources														
Employees (front office full-time equivalent, at period end)	1,544	318	288	269	254	254	250	220	210	196	196	(23)%	(7)%	(23)%
Total employees (full-time equivalent, at period end)[11]	3,396	1,732	1,690	1,679	1,763	1,763	1,542	1,518	1,548	1,538	1,538	(13)%	(1)%	(13)%
Assets (at period end, in EUR bn.)[12]	64	51	48	45	39	39	39	35	34	27	27	(30)%	(19)%	(30)%
Risk-weighted assets (at period end, in EUR bn.)[4]	52	58	57	60	59	59	46	44	41	34	34	(41)%	(17)%	(41)%
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[1]	89	73	66	61	91	91	80	68	59	41	41	(55)%	(31)%	(55)%
Average active equity	10,296	7,684	7,446	7,763	8,155	7,762	8,410	6,673	5,837	5,693	6,674	(30)%	(2)%	(14)%

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 9

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY2013	1Q2014	2Q2014	3Q2014	4Q2014	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	4Q2015 vs. 4Q2014	4Q2015 vs. 3Q2015	FY2015 vs. FY2014
Total net revenues	(519)	(242)	(111)	61	52	(240)	404	(254)	(224)	44	(30)	(15)%	N/M	(87)%
Provision for credit losses	0	1	0	0	0	1	1	0	(1)	1	1	N/M	N/M	18 %
Compensation and benefits	3,644	973	915	1,010	900	3,798	1,072	1,126	1,079	1,052	4,329	17 %	(2)%	14 %
General and administrative expenses	(3,013)	(982)	(901)	(1,006)	(869)	(3,759)	(634)	(1,109)	(1,186)	(675)	(3,604)	(22)%	(43)%	(4)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	0	0	0	0	0	0	0	0	0	0	0	(100)%	(92)%	N/M
Total noninterest expenses	631	(9)	14	3	31	39	437	17	(107)	377	724	N/M	N/M	N/M
Noncontrolling interests	(15)	(20)	(1)	(3)	(4)	(28)	(16)	(22)	12	(1)	(27)	(85)%	N/M	(4)%
Income (loss) before income taxes	(1,136)	(213)	(124)	61	25	(251)	(18)	(250)	(127)	(333)	(729)	N/M	161 %	190 %
Resources														
Employees (full-time equivalent, at period end)	40,241	40,340	40,146	40,632	41,473	41,473	41,941	42,251	43,753	44,706	44,706	8 %	2 %	8 %
Assets (at period end, in EUR bn.)[12]	10	10	9	10	10	10	10	9	10	11	11	4 %	14 %	4 %
Risk-weighted assets (at period end, in EUR bn.)[4]	11	15	19	19	20	20	21	19	12	11	11	(45)%	(4)%	(45)%
CRR/CRD4 leverage exposure (at period end, in EUR bn.)[1]	19	20	23	25	26	26	25	24	5	7	7	(75)%	21 %	(75)%
Average active equity	0	0	0	0	0	0	24	0	0	0	7	N/M	56 %	N/M

For footnotes please refer to page 17.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 10

Credit risk Credit Risk For footnotes please refer to page 17.

Regulatory capital and market risk Capital and Market Risk For footnotes please refer to page 17.

Leverage ratio measures Leverage For footnotes please refer to page 17.

Non-GAAP financial measures Non –Gaap For footnotes please refer to page 17.

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10% (11 % from June 2015) and on a CRD 4 leverage target ratio of 3.5% (5 % from June 2015) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Average Active Equity is a blend of the aforementioned different targets. Profitability ratios The post-tax return on average shareholders’ equity, average active equity and average tangible shareholders’ equity, at the Group level reflects the reported effective tax rate for the Group, which was 21 % for the three months ended December 31, 2015, and (75) % for the prior year’s quarter. The tax rate was (11) % for the year ended December 31, 2015, and 46 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the applied tax rate was 35 % for the current quarter and 35 % for the prior year’s quarter. The tax rate was 35 % for the year ended December 31, 2015, and 35 % for the prior year's comparative period. Post-tax return on average shareholders' equity: Net income (loss) attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests as a percentage of average shareholders' equity. Post-tax return on average active equity: Net income (loss) attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests, as a percentage of average active equity. Post-tax return on average tangible shareholders' equity: Post-tax return on average tangible shareholders' equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders' equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. At the Group level, tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting average goodwill and other intangible assets from average active equity as allocated to the segments. Pre-tax return on average shareholders' equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders' equity. Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity. Definition of certain financial measures

Other key ratios Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end). Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure.   Definition of certain financial measures (cont.) Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Footnotes

1. From 4Q14 based on current CRR/CRD 4 rules (including amendments with regard to leverage ratio of Commission Delegated Regulation (EU) 2015/62 published in the Official Journal of the European Union on January 17, 2015), 1Q14-3Q14 is based on CRR/CRD 4 (not considering amendments introduced by Commission Delegated Regulation (EU) 2015/62), FY2013 is based on CRR/CRD 4 pro-forma figures. Additionally Group neutral reallocation of Central Liquidity Reserves to business divisions implemented in 3Q15, majority re-allocation from CB&S to GTB and AWM.
2. Definitions of ratios are provided on pages 15 and 16 of this document.
3. At period end.
4. Regulatory capital amounts, risk weighted assets and capital ratios are based upon Basel 2.5 rules for Dec 31, 2013 and upon CRR/CRD 4 fully-loaded from Mar 31, 2014 onwards.
5. The reconciliation of average active equity and average tangible shareholders' equity are provided on page 14 of this document.
6. Including numerator effect of assumed conversions.
7. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase 2014 the historical share prices until and incl. June 5, 2014 [last trading day cum rights] have been adjusted with retroactive effect (multiplied by the correcting factor of 0.9538).
8. DBRS initiated rating coverage for Deutsche Bank on February 27, 2015.
9. Amount has been restated. € 349 million were reclassified from net gains (losses) on financial assets/liabilities at fair value through profit or loss to commissions and fee income.
10. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
11. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
12. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserve implemented 3Q 15, Shorts Coverage, Liquidity Portfolio and Repack reallocations from CB&S to GTB, AWM and NCOU, regarding assets consumed by other segments but managed by CB&S)
13. The impact of releases of certain allowances relates to loan loss allowances which were established by Postbank prior to change of control. Releases of such allowances reduce provision for credit losses in Postbank's stand-alone financial statements. At the consolidated level of DB Group / PBC, these releases lead to an increase in interest income (because the underlying loans were consolidated at their respective fair value at change of control).
14. Effective 1 January 2015, PBC has refined its internal cost allocation among the Business Units Private & Commercial Banking and Advisory Banking International. Prior periods have been restated accordingly.
15. Includes costs related to Postbank integration.
16. Contains the major core business activities of Postbank AG as well as BHW and norisbank.
17. Total net revenues excluding the revenue impact from Mark-to-market movements on policyholder benefits and claims (annualized) as a percentage of average invested assets.
18. Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average invested assets.
19. Includes provision for loan losses and provision for off-balance sheet positions.
20. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
21. Basel 2.5 figures: excludes transitional items pursuant to section 64h (3) German Banking Act.
22. Based on IBIT attributable to Deutsche Bank shareholders (Pre-tax) / Net income (loss) attributable to Deutsche Bank shareholders (Post-tax), definitions of ratios are provided on pages 15 and 16 of this document.

Deutsche Bank 4Q15 Financial Data Supplement financial transparency. 17